15 January 2016

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased (through UBS Limited) 130,000 RELX PLC ordinary shares at a price of 1161.1016p per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 65,165,780 ordinary shares in treasury, and has 1,110,802,973 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX PLC has purchased 1,286,000 shares.

RELX NV announces that today, it purchased (through UBS Limited) 115,500 RELX NV ordinary shares at a price of €14.4305 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 58,258,894 ordinary shares in treasury, and has 989,938,916 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX NV has purchased 1,145,500 shares.